1180 Peachtree Street N.E. Atlanta, Georgia 30309-3521 www.kslaw.com

John D. Wilson Direct Dial: (404) 572-3506 Direct Fax: (404) 572-5133 jdwilson@KSLAW.com

July 7, 2006

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Mail Stop 0409

Washington, D.C. 20549

Attention:	Mr. Michael McTiernan

Special Counsel

Re:	Paladin Realty Income Properties, Inc.

Form S-11

Registration No. 333-113863

Filed on June 30, 2006

Dear Mr. McTiernan:

Set forth below are our responses to the comments of the Securities and Exchange Commission (the “Commission”) staff (the “Staff”) in the letter from the Staff dated July 6, 2006, concerning the Paladin Realty Income Properties, Inc. (the “Company”) Post-Effective Amendment No. 2 to Form S-11 filed June 30, 2006 (“Post-Effective Amendment No. 2”).

Concurrently with the delivery of this letter, Paladin has filed Amendment No. 1 to Post-Effective Amendment No. 2 (“Amendment No. 1”). For your convenience, we will provide the Staff with three courtesy copies of this response letter, together with three copies of Amendment No. 1 that are marked to show changes made in response to your comments since the initial filing on June 30, 2006. We have listed the responses in the same order as the comments were presented and have repeated each comment prior to the response.

Comment 1:	Please revise the supplement to clearly disclose the source of your distributions paid for the three months ended March 31, 2006. In particular:

•	Please revise the “Dividends Declared” section on page 26 to disclose that you had negative cash flow from operating activities for the most recent period and that as a result your cash flows from operating activities were insufficient to pay any distributions. Please disclose the alternative source of the dividends. Alternative sources may include such items as borrowings from related parties, bank borrowings, proceeds from loan sales, proceeds from equity offerings, etc.

•	Please revise the “Liquidity and Capital Resources” section on page 43 to more clearly disclose the source of the distributions.

•	With respect to the deferral of G&A expenses by your Advisor, please disclose that you are obligated to pay these amounts in future periods and that this obligation may impact your ability to pay future distributions. In addition, please disclose, if accurate, that the Advisor is not obligated to defer similar reimbursements in future periods and that the refusal to so defer may impact your ability to make future distributions.

Paladin Realty Income Properties, Inc.

Registration No. 333-113863

July 7, 2006

•	Please revise the header of the risk factor on page 6 and the body of the risk factor to disclose that for the most recent period you had negative cash flow from operations and that therefore the distributions were paid from offering proceeds or indebtedness to affiliates. Please disclose the amount of dividends paid. Please disclose that the deferral of fees owed to the Advisor may limit your ability to pay dividends in the future.

Response 1:	The Company has revised the disclosure in response to this comment.

Comment 2:	It appears that the prospectus did not satisfy the requirements of Section 10(a)(3) of the Act as of April 30, 2006. In particular, it appears that the audited financials included in the prospectus as of that date to the present are the December 31, 2004 financials. Please advise us whether you have sold shares using this prospectus since April 30, 2006. Please provide an analysis as to whether these sales complied with Section 5 of the Act.

Response 2:	Since April 30, 2006, the Company has accepted subscriptions from 12 investors for aggregate proceeds of $586,300. These investors submitted signed subscription agreements and the purchase price for the shares they wished to purchase to the Company’s escrow agent, and the Company subsequently accepted those subscriptions at closings on May 10 and May 25, 2006. Of those investors, 10 investors (representing $534,300 in proceeds) signed and dated their subscription agreements prior to April 30, 2006. The remaining two investors (representing $52,000 in proceeds) signed their subscription agreements during May 2006. These sales were made on the basis of a prospectus that included audited financial statements as of December 31, 2004 as well as unaudited financial statements as of September 30, 2005.

The 10 investors who signed subscription agreements prior to April 30, 2006 made their investment decisions to purchase shares on the basis of a prospectus that included audited financial statements that were less than 16 months old at the time of its delivery to them and their decision to invest. Although those subscriptions were not accepted by the Company until after April 30, 2006, the Company notes that once an investor’s subscription for shares is submitted, it becomes irrevocable and the Company has sole discretion over whether to accept or reject the subscription. As a result, the Company concluded those sales were made on the basis of a prospectus that satisfied the requirements of Section 10(a)(3) of the Act and that those sales did not violate Section 5 of the Act.

The Company determined that the sales to the two investors who signed their subscription agreements after April 30, 2006 may have violated Section 5 of the Act because the prospectus may not have satisfied the requirements of Section 10(a)(3). Accordingly, upon making that determination, the Company previously rescinded the sale of shares to those two investors by returning their purchase price plus 6% annual interest from the date their funds were received in escrow (the Company has paid dividends at 6% annual rate during 2006, so the Company believes this represents the return the investors would have expected to receive on an investment in the shares).

Following the closings on May 10 and May 25, 2006, the Company determined that it needed to update its prospectus as reflected in Post-Effective Amendment No. 2 before proceeding with sales. The Company has not made any sales since May 25, 2006 and does not plan to make any further sales until Post-Effective Amendment No. 2 is declared effective by the Staff and the prospectus and prospectus supplements included therein (the “Updated Prospectus”) are distributed to potential investors. The Company’s escrow agent is currently holding $557,000 dollars relating to

Paladin Realty Income Properties, Inc.

Registration No. 333-113863

July 7, 2006

subscription agreements from approximately 20 potential investors (the “Escrow Investors”) received by the escrow agent during May and June. Once Post-Effective Amendment No. 2 is declared effective, the Updated Prospectus will be delivered to each Escrow Investor. Each Escrow Investor will have the option of executing a new signature page to the subscription agreement in which he or she will confirm receipt of the Updated Prospectus and that after receiving that prospectus he or she has made a decision to purchase the shares on the terms of the original subscription agreement. If the Escrow Investor does not sign the new signature page, the Escrow Investor’s subscription will not be accepted, a sale will have not occurred and his or her funds will be returned with 6% interest from the date of deposit with the escrow agent.

On the basis of these actions, the Company respectfully submits its conclusion there is not a material risk that it would be subject to any liability for a violation of Section 5 of the Act as a result of sales of its shares following April 30, 2006.

Comment 3:	Please consider whether attaching multiple supplements to the base prospectus is consistent with the Commission’s “Plain English” guidelines. Please consider periodically consolidating supplements into one supplement and on an annual basis updating the entire prospectus.

Response 3:	The Company confirms that it will periodically consider consolidating its supplements into a single supplement based on the number and size of the supplements and ease to an investor of reading the prospectus, and that it will update the entire prospectus on at least an annual basis beginning no later than the post-effective amendment in which audited financial statements for fiscal year 2006 are added to the prospectus.

In addition, the Company hereby acknowledges the following:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any other party under the federal securities laws of the United States.

Please feel free to call the undersigned at (404) 572-3506 with any questions concerning the attached materials.

Sincerely,

/s/ John D. Wilson

John D. Wilson

JDW